Exhibit 99.1

Press Release

iKang Completes 100% Acquisition of Shanghai Huajian Clinic Ltd. and Announces Expansion of its China Medical Center Network

BEIJING, June 30, 2014 (GLOBE NEWSWIRE) — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), the largest provider in China’s fast growing private preventive healthcare services market in terms of revenue in 2013, today announced that it has completed 100% acquisition of Shanghai Huajian Clinic Ltd. (“Huajian”), a well-known middle-to-high end brand in Shanghai’s medical examination market. iKang first acquired a 33% equity in Huajian in January 2014, which has been disclosed in iKang’s prospectus for its initial public offering, and subsequently acquired the remaining 67% equity in Huajian.

Through this transaction, iKang acquired three medical centers with over 300 employees that provide a broad range of healthcare services to the mid-to-high end market in Shanghai. The Huajian team, led by Ms. Qian Hui, will join iKang while the Huajian brand is retained.

Mr. Lee Ligang Zhang, Chairman and Chief Executive Officer of iKang commented on the deal. “Shanghai is the largest city in China by population and an important target market for iKang. Huajian’s three medical centers will be integrated into our solid local network, increasing our self-owned medical centers in Shanghai to 14 and the total number of our self-owned medical centers in China to 48. This acquisition allows iKang to continue leading the industry while strengthening our brand position and expanding our product and service offerings in Shanghai and its surrounding cities.”

“We believe that the scale of our operations is crucial to remaining at the front of the pack and continuing to lead this market,” Mr. Zhang concluded. “By selecting acquisitions such as Huajian that directly complement our service network and overall business strategy, we are able to maintain a strong brand in the upper market and support our corporate and individual customers in multiple locations. iKang has successfully acquired and integrated 25 medical centers among its existing self-owned 45 centers before the acquisition of Huajian, and our experiences have rewarded us with valuable insights that enable us to conduct acquisitions efficiently and effectively. We look forward to our successful integration with Huajian.”

About iKang Healthcare Group Inc.

iKang Healthcare Group, Inc. is the largest provider in China’s fast growing private preventive healthcare services market, accounting for approximately 12.3% of market share in terms of revenue in 2013.

Through iKang’s integrated service platform and established nationwide network of medical centers and third-party service provider facilities, the Company provides comprehensive and high quality preventive healthcare solutions, including a wide range of medical examinations services and value-added services including disease screening and other services. iKang’s customers are primarily corporate customers who contract the Company to provide medical examination services to their employees and clients, and pay for these services at pre-negotiated prices. iKang also directly markets its services to individual customers. In the fiscal year ended March 31, 2014, the Company delivered its services to approximately 2.7 million individuals across China.

As of March 31, 2014, iKang’s nationwide network consisted of 45 self-owned medical centers covering 15 of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin, Hong Kong and Changzhou. The Company has also supplemented its self-owned medical center network by contracting with approximately 300 third-party service provider facilities, which include selected independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not have self-owned medical centers.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IR Contact:

iKang Healthcare Group, Inc.

Chris Ren

Director of Investor Relations

Tel: +86 10 5320 8599

Email: chris.ren@ikang.com

Website: www.ikanggroup.com

FleishmanHillard

Email: ikang.ir@fleishman.com